

July 31, 2014

Via U.S. Mail
Peifeng Huang
Chief Financial Officer
SGB International Holdings Inc.
No. 25 Jia He Road, Xinjing Centre, Unit C2606
Siming District, Xiamen City, Fujian Province
PRC China 362300

> **Re:** **SGB International Holdings Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 000-53490**

Dear Mr. Huang:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 1. Business, page 3

1.     We note your statement on page F-23 that your company has one operating segment and one geographical segment located in Canada.  Please revise your filing and describe these segments according to the disclosure requirements of Item 101 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 46

Results of Operations of SGB International for the years ended December 31, 2013 and 2012
Cost of sales, page 46

2.      We note your statements that you have sold your interest in Dragon International and its wholly owned subsidiary Fujian Huilong in December 2013 in this section and elsewhere in your filing.  Please revise your filing and state clearly and prominently in your property description that this sale has occurred and that you no longer have proven and/or probable reserves.

Item 8. Financial Statements and Supplemental Data, page 48
Report of Independent Registered Public Accounting Firm, page 49

3.      Please amend your filing to include the report of the independent accountant who audited the financial statements as of and for the year ended December 31, 2012.  Rule 8-02 of Regulation S-X requires two years of audited financial statements and evidence of the required audit is provided by filing the applicable audit report(s).

Notes to Consolidated Financial Statements, page F-7
Note 3. Discontinued Operations, page F-15

4.      It appears you accounted for the sale of your interest in Dragon International and its wholly-owned subsidiary Fujian Huilong as the disposal of a component of an entity.  Please separately present the assets and liabilities of your discontinued operations in the asset and liability sections of your December 31, 2012 balance sheet.  Refer to FASB ASC 205-20-45-10.

Form 10-Q for the Quarter Ended March 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations for the three months ended March 31, 2014 and 2013

5.      You recorded $489,015 in revenue in the quarter ended March 31, 2014.  Dragon International and Fujian Huilong were disposed of in December 2013.  Please expand your disclosure in the future filings to describe the sources of your revenue recognized. Please provide us with your proposed disclosures.

Peifeng Huang
SGB International Holdings Inc.
July 31, 2014
Page 3

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining


cc:     Via E-Mail
        Claire Wu, Esq.
        Mark Crone, Esq.
        Crone Kline Rinde